Exhibit 99.5

April 25, 2016

Dear Shareholder:

FIRST MAJESTIC SILVER CORP.
(the “Company”)

Request for Printed Copies of Annual and Interim Financial Statements and MD&A

In accordance with National Instrument 51-102, Continuous Disclosure Obligations, the registered and beneficial owners of our shares may request without charge a copy of our annual financial statements and management discussion and analysis (“MD&A”) for the annual financial statements, our interim financial statements and MD&A for the interim financial statements, or both.

If you wish to receive printed copies of any of these documents, please indicate your request by completing this form and returning it to:

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, BC, Canada
V6C 3L2

As an alternative to receiving these financial statements and MD&As by mail, you may view them on the Company’s profile on SEDAR at www.sedar.com.

REQUEST TO RECEIVE ANNUAL AND INTERIM FINANCIAL STATEMENTS AND MD&A
OF FIRST MAJESTIC SILVER CORP. (the “Company”)

☐	A. Please send me the annual financial statements and MD&A.
☐	B. Please send me the interim financial statements and MD&A.
☐	C. Please send me both A and B.

I confirm that I am a registered and/or beneficial holder of shares of the Company.

Signature

Name of Shareholder - Please Print

Address

Postal Code

Name and title of person signing, if different from name above